UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 48648

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** (MM/DD/YY) AND ENDING **12/31/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
A&M Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2475 Northwinds Parkway, Suite 200
(No. and Street)

Atlanta	**GA**	**30009**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hugh Albritton III **(770) 753-6166**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Hugh Albritton III_____, swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__A&M Securities, LLC_____, as

of _____ __December 31, 2017__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



```
TAN  FELDGAJER
NOTARY PUBLIC
Fulton County
State of Georgia
My Comm. Expires Oct. 4, 2020
```

Notary Public

_____
Signature

__President and CEO__
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

A&M SECURITIES, LLC

**Financial Statements and Schedules
as of December 31, 2017
with
Report of Registered Independent Public Accounting Firm**

A & M SECURITIES, LLC

CONTENTS

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
A&M Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of A&M Securities, LLC (the
"Company") as of December 31, 2017, the related statements of operations, changes in members' equity,
and cash flows for the year then ended and the related notes and schedules (collectively referred to as the
"financial statements"). In our opinion, the financial statements present fairly, in all material respects, the
financial position of the Company as of December 31, 2017, and the results of its operations and its cash
flows for the year then ended in conformity with accounting principles generally accepted in the United
States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on the Company's financial statements based on our audit. We are a public accounting
firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and
are required to be independent with respect to the Company in accordance with the U.S. federal securities
laws and the applicable rules and regulations of the Securities and Exchange Commission and the
PCAOB. We have served as the company's auditor since 2008.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we
plan and perform the audit to obtain reasonable assurance about whether the financial statements are free
of material misstatement, whether due to error or fraud. The Company is not required to have, nor were
we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we
are required to obtain an understanding of internal control over financial reporting but not for the purpose
of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.
Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial
statements, whether due to error or fraud, and performing procedures that respond to those risks. Such
procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the
financial statements. Our audit also included evaluating the accounting principles used and significant
estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in
conjunction with the audit of the Company's financial statements. The supplemental information is the
responsibility of the Company's management. Our audit procedures included determining whether the
information in Schedules I, II and III reconciles to the financial statements or the underlying accounting
and other records, as applicable, and performing procedures to test the completeness and accuracy of the
information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 26, 2018
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

A&M SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2017

ASSETS

Assets:		
Cash and cash equivalents	$	31,117
Receivable from clearing broker dealer		28,518
Dividend receivable		380
Prepaid expenses		905
Clearing deposit with broker dealer		25,000
Office furniture and equipment, net of accumulated depreciation of $12,699		2,538
Securities owned at fair value		38,415
Other assets		22,293
TOTAL ASSETS	**$**	**149,166**

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accrued Liabilities	$	20,230
Total Current Liabilities		20,230
Members' equity:		128,936
TOTAL LIABILITIES & MEMBERS' EQUITY	**$**	**149,166**

See accompanying notes.

A&M SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues:

Commissions	$	154,707
Interest and dividends		1,110
Unrealized gain on securities owned		4,855
Total Revenues		160,672

Expenses:

Employee compensation and benefits		82,544
Clearing fees		34,991
Communications		2,536
Occupancy		18,478
Other operating expenses		48,518
Total Expenses		187,067

Net Loss | **$** | **(26,395)**

See accompanying notes.

4

A&M SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES:		
Net Loss	$	(26,395)
Adjustment to Reconcile Net Loss to Net Cash		
used by operations:		
Unrealized appreciation of securities owned		(4,855)
Depreciation		504
Increase in receivable from clearing broker dealer		(12,255)
Decrease in prepaid expenses		110
Increase in dividend receivable		(380)
Increase in commissions payable		10,230
NET CASH USED BY OPERATING ACTIVITIES		(33,041)
NET DECREASE IN CASH		(33,041)
Cash and cash equivalents at beginning of year		64,158
Cash and cash equivalents at end of year	$	**31,117**

See accompanying notes.

A&M SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

Balance, December 31, 2016	$	155,331
Net Loss		(26,395)
Balance, December 31, 2017	$	**128,936**

See accompanying notes.

A&M SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business:

A&M Securities, LLC ("the Company"), a limited liability company, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company provides securities brokerage services to major institutions.

The Company is a fully-disclosed, introducing broker/dealer that clears all transactions with an outside clearing agency on a DVP basis.

Cash and Cash Equivalents:

The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Property and Equipment:

Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes:

The Company is taxed as a partnership. Therefore the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB ASC 740.10, Accounting for Uncertainty in Income Taxes. Under this Interpretation, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through partnership, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

New Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting pronouncement regarding revenue recognition effective for the periods beginning after December 15, 2018. Management does not expect the new standard to have a significant impact to its financial position, results of operations and related disclosures.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Owned:

Securities owned are valued at market value.

Revenue Recognition:

Customers' securities transactions are recorded on a settlement date basis, that is not materially different than trade date basis.

Date of Management's Review:

Subsequent events were evaluated through the date the financial statements were issued.

NOTE B – NET CAPITAL

The Company, as a registered broker-dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $97,058, which was 92,058 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .21 to 1.0.

NOTE C – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for governmental institutions. The Company's transactions are executed with and on behalf of its customers, including other brokers and dealers and other financial institutions.

NOTE C – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK (CONTINUED)

The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations. The Company seeks to control the aforementioned risks by requiring customers or counter parties to comply with regulatory requirements, clearing broker's guidelines and industry standards. The Company has a policy of reviewing the credit standing of each customer and counter party with which it conducts business.

NOTE D – RECEIVABLE FROM CLEARING BROKER AND CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement the Company is required to maintain a deposit in cash or securities.

Amounts receivable from its clearing organization at December 31, 2017 consist of commissions receivable. The receivable is considered fully collectible at December 31, 2017 and no allowance is required.

NOTE E – LEASE AGREEMENT

The Company leases office space under a month-to-month lease. Rent expense for 2017 was approximately $18,478.

NOTE F – OTHER ASSETS

Other assets consist of pieces of collectible art that are recorded at cost. No depreciation has been recorded due to the lack of determinable economic life. The cost of this art as of December 31, 2017 was $22,293.

A&M SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

NOTE G – SECURITIES OWNED

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities of the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table represents the Company's fair value hierarchy for securities owned as of December 31, 2017.

	Fair Value Measurements	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Common stock, publicly traded	$38,415	$38,415	$ -	$ -

SUPPLEMENTAL INFORMATION

A&M SECURITIES, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

AS OF DECEMBER 31, 2017

NET CAPITAL:

Total Members' Equity		$	128,936
Less Non-allowable assets:			
Prepaid expenses	$ (905)		
Office furniture and equipment	(2,538)		
Dividend receivable	(380)		
Other assets	(22,293)	(26,116)	
Net Capital before haircuts		102,820	
Less Haircuts		(5,762)	
Net Capital		97,058	
Less: minimum net capital required		(5,000)	
Excess Net Capital		$ 92,058	
Total Aggregate Indebtedness		$ 20,230	
Net capital based on aggregate indebtedness		1,349	
Percentage of Aggregate Indebtedness to Net Capital		21%	

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2017

There is no significant difference between net capital as reported in Part A of
Form X-17a-5 and net capital as reported above.

A&M SECURITIES, LLC

SCHEDULE II
COMPUTATON FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule. The Company is required to maintain a minimum net capital, as defined under such provisions.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule. The Company does not have any possession or control of customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
A&M Securities, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) A&M Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which A&M Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) A&M Securities, LLC stated that A&M Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. A&M Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about A&M Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 26, 2018
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC



Member NASD, SIPC

A&M Securities, LLC Exemption Report

A&M Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the period January 1, 2017 to December 31, 2017 without exception.

A&M SECURITIES, LLC

I, Hugh Albritton III swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
CEO
February 27, 2018

Suite 200 • One NorthWinds Center • 2475 NorthWinds Parkway • Alpharetta, GA 30004 • (770) 753-6166 • Fax: (770) 753-6167

14